September 23, 2021

United States Securities and Exchange Commission
Mailstop 3233
Washington, DC 20549
Attention: Division of Corporate Finance, Office of Trade & Services

Re: NUGL, INC. (the "Company")
Offering Statement 1-A/A
Filed September 22, 2021
File No. 024-11581

Attention: Division of Corporate Finance:

We respectfully request that the Commission qualify the Offering on or before 2pm EST, September 27, 2021, and agree that:

On behalf of the Company, the undersigned: (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering, and (ii) acknowledges that:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. We not require FINRA to approve any of our compensation agreements, as we are self-underwriting and not engaging any third parties to assist in the sale or marketing of this Offering. Note, the management fee that the Company receives upon the sale of any real estate does not require us to register as a broker/dealer or an investment adviser under the 1940 Act or any other applicable state statute; and

4. The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 561-210-7553. Sincerely, NUGL, INC.

By: /s/ Hamon Francis Fytton

Name: Hamon Francis Fytton

Title: Officer & Director